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                              ATLAS PEARLMAN, P.A.
                           350 East Las Olas Boulevard
                                   Suite 1700
                         Fort Lauderdale, Florida 33301

                                                          Telephone 954-763-1200
                                                         Telecopier 954-763-7800

                                    `CORRES'

                                                              September 11, 2000


VIA EDGAR
---------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:       Richard K. Wulff, Chief, Office of Small Business Review
                 John Reynolds

Re:              Circle Group Internet, Inc. (the "Company")
                 Registration Statement on Form SB-2
                 File No. 333-83701

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Circle Group Internet, Inc., an Illinois corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No. 333-83701) (the "Registration Statement"). The Company has postponed indefinitely its plans to register the shares of its common stock on behalf of its therein named shareholders so as to permit the public resale thereof by such shareholders as contemplated by the Registration Statement.

         The board of directors of the Company believes that it is in the best interest of the Company to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal.


                                                   Sincerely,



                                                   /s/ Roxanne K. Beilly
                                                   -----------------------------
                                                   Roxanne K. Beilly, Esq.


cc: Mr. Gregory J. Halpern
    Mr. Frank K. Menon
    Charles B. Pearlman, Esq.
    Michael Missal, Esq.
    Robert Rosenblum, Esq.